FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                               HSBC HOLDINGS PLC
                      BOARD AND SENIOR MANAGEMENT CHANGES

Simon Robertson (64) has been appointed a Director of HSBC Holdings plc with effect from 3 January 2006.

Mr Robertson, an independent non-executive Director, is non-executive Chairman of Rolls-Royce Group plc, a non-executive Director of The Economist Newspaper Limited and Berry Bros. & Rudd Limited and the founder member of Simon Robertson Associates LLP. He is the former Chairman of Dresdner Kleinwort Benson and a former Managing Director of Goldman Sachs International. Mr Robertson is a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange.

There are no matters relating to the appointment of Mr Robertson that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6).

Biographical details about Mr Robertson are attached.

Sir John Kemp-Welch, an independent non-executive Director since 2000 will retire at the 2006 Annual General Meeting.

Alan Jebson, an executive Director since 2000 and Group Chief Operating Officer since 2003, will also retire at the 2006 Annual General Meeting, after 28 years' distinguished service.

Dyfrig John, Chief Executive designate of HSBC Bank plc, has been appointed a Group Managing Director with effect from 6 March 2006.

Note to editors:

The HSBC Group

Serving over 110 million customers worldwide, the HSBC Group has approximately 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Simon Robertson

Simon Robertson has been appointed to the Board as an independent non-executive Director of HSBC Holdings plc with effect from 3 January 2006.

Mr Robertson is non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. He is a Director of The Economist Newspaper Limited and Royal Opera House Covent Garden Limited and a non-executive Director of Berry Bros. & Rudd Limited. He is Chairman of Trustees of the Royal Academy Trust and Trustee of the Eden Project and the Royal Opera House Endowment Fund.

He joined the Kleinwort Benson group in 1963. During his career with the group, he held the positions of Head of the Corporate Finance Division, director of Kleinwort Benson Limited and Deputy Chairman of Kleinwort Benson Group Plc, culminating in his appointment as Chairman of Kleinwort Benson Group Plc in 1996, a position he held until 1997. He is a former Managing Director of Goldman Sachs International, which he joined in 1997 and from which he retired in August 2005.

Mr Robertson served as a non-executive Director of Inchcape plc from 1996 to 2005. He was a non-executive Director of Invensys plc from 1999 to 2005, and of the London Stock Exchange from 1998 to 2001.

Mr Robertson was educated at Eton. In 1961 and 1962 Mr Robertson trained with Banque de Neuflize, Schlumberger, Mallet in Paris, Kredietbank N.V. in Brussels, Bankhaus Merck Finck in Munich and Munchmeyer & Co. in Hamburg.

He is married and has three children. In his spare time he enjoys ski-ing and walking in the Alps.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 January 2006